Exhibit 3.8

Exhibit 3.8

STATE OF DELAWARE

SECRETARY OF STATE

DIVISION OF CORPORATIONS

FILED 09:00 AM 07/07/2000

001343719—3255961

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATON

First: The name of the limited liability company is Park Lane Drive Hotel Development, LLC.

Second: The address of its registered office in the State of Delaware is 1013 Centre Road in the City of Wilmington.

The name of its Registered agent at such address is corporation service company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is.”

Fourth: (Insert any other matters the members determine to include herein,)

In Witness whereof, the undersigned have executed this Certificate of Formation of Park Lane Drive Hotel Development, LLC this 6th day of July, 2000.

BY: /s/ Bret Limage

Authorized Person(s)

NAME: Bret Limage

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